Exhibit 99.2

Company Contact:	Investor Relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

Nova Measuring Instruments Announces Availability of its Annual
Report on Form 20-F through its Website

Rehovot, Israel, March 30, 2009, Nova Measuring Instruments Ltd. (Nasdaq: NVMI) provider of leading edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today announced that its annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on March 30, 2009, is available through its website (www.nova.co.il). Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to NASDAQ Marketplace Rule 4350(b)(1)(A).

About Nova: Nova develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. For further information please visit the Company’s website is www.nova.co.il.